[LOGO OMITTED]  KOOR INDUSTRIES LTD.

                                                       OFFICE OF LEGAL COUNSEL
                                                       TELRAD BUILDING
                                                       14 HAMELACHA STREET
                                                       PARK AFEK
                                                       ROSH HA'AYIN 48091
                                                       ISRAEL
                                                       TEL.:972-3-9008420
                                                       FAX:972-3-9008425

                                                       6 AUGUST 2003



The Securities Authority  The Tel Aviv Stock Exchange The Registrar of Companies
22 Kanfei Nesharim St.    54 Ahad Ha'am St.           97 Yafo St.
Jerusalem 95464           Tel Aviv 65202              Jerusalem 91007
---------------           --------------              ---------------

Fax: 02-6513940           Fax: 03-5105379


Dear Sirs,


RE:   IMMEDIATE REPORT (NO. 17/2003)
      KOOR INDUSTRIES LTD. (COMPANY NO. 52-001414-3)
      ----------------------------------------------


Koor Industries Ltd. (hereinafter: "KOOR" or "THE COMPANY") hereby announces as follows:

1. This morning Scopus Network Technologies Ltd., a Company in which Koor holds today (via "Koor Corporate Venture Capital" which is a wholly owned partnreship of Koor) approximately 37% (fully diluted), has published in the United States a press release announcing that it has rasised 15.5 million dollars in its second round of financing. In the framework of this financing round, Koor Corporate Venture Capital has committed to invest 2.6 million dollars.


2.   Attached please find the press release.


                                                     Yours Sincerely,

                                                   Shlomo Heller, Adv.
                                                        Legal Counsel

[LOGO OMITTED]                      PRESS RELEASE

                                    Scopus' Corporate Contact - Hanita Rosenthal
                                    Tel. +972-3-9007764, hanitar@scopus.net
                                                         ------------------
                                    PR Agency - Josh Shuman
                                    Tel. +212-593-5886, josh@ruderfinn.co.il
                                                        --------------------



                SCOPUS NETWORK TECHNOLOGIES RAISES $15.5 MILLION
                ------------------------------------------------
                          IN SECOND ROUND OF FINANCING
                          ----------------------------

    GENESIS PARTNERS LEADS ROUND; PROCEEDS TO FUND MARKET PENETRATION OF NEW
                      INTELLIGENT VIDEO NETWORKS SOLUTION


ROSH HA'AYIN, ISRAEL, AUGUST 6, 2003-- Scopus Network Technologies, a leading supplier of digital compression technology to the broadcasting industry, announced today that it has raised $15.5 million in its second round of financing. Genesis Partners, a leading Israeli Venture Capital Fund, led the financing round with other investors including the industrialist Zohar Zisapel, and existing Scopus investors' Koor Corporate Venture Capital, Pitango Venture Capital, Vertex Venture Capital, Formula Ventures and Catalyst Investment.

Scopus Network Technologies provides complete end-to-end system solutions for the delivery of Digital TV & Data over broadband networks. Its intelligent MPEG-2 and DVB video distribution architecture enables professional broadcasters to make a quick and smooth transition to digital broadcasting. Scopus anticipates an increase of close to 50 percent in 2003 revenues compared to last year sales.

Scopus recently announced a breakthrough video network topology to address the growing needs for `On Demand' voice, data and video services. This pioneering concept, the Intelligent Video Network, IVN(TM), is the first of its kind and heralds a new generation of intelligent video networking solutions. The IVN(TM) supports a comprehensive end-to-end digital compression networked system for video distribution over satellite, cable TV, terrestrial and telecommunications infrastructure. Scopus' IVN(TM) solution, is based on Scopus' Intelligent Video

Gateway, IVG(TM) that enhances video routing, processing and management as well as supporting On Demand services over broadband networks.

David Mahlab, Co-founder, President and CEO of Scopus Network Technologies commented "The new investment is a strong vote of confidence in the Company and bears proof of the Company's technological leadership, long standing reputation for quality and service, and ability to execute its vision for the new IVN(TM) offerings. The financing round is of particular note, given the strong financial investment made by all of the Company's current investors," Mr. Mahlab added. "Following this financing round Scopus will be able to further leverage on its IVN(TM) offering, increase development in future offerings and extend its sale channels to new and un-chartered markets."

Yair Shoham, General Partner at Genesis Partners who will be joining the Board of Scopus, commented, "Scopus has grown from strength to strength and has shown that a combination of outstanding leadership together with advanced technology and dedication to complete customer satisfaction is a winning combination in today's market. Scopus' market traction worldwide is impressive and will be an asset to our investment portfolio."

ABOUT SCOPUS NETWORK TECHNOLOGIES:
----------------------------------
Scopus Network Technologies' provides intelligent MPEG-2 and DVB video distribution architecture that enables professional broadcasters to make a quick and smooth transition to the digital age. Based on over 20 years of extensive research and expertise in digital compression algorithm development, Scopus' solutions provide superior flexibility at the highest quality and cost-performance.

Scopus clients worldwide include satellite broadcasters, Cable-TV and Telco operators. Among Scopus customers: CBS Newspath (USA), SES GLOBAL (Luxembourg), EBU, Deutsche Telekom (Germany), Korean Telecom (KT), FOX Digital, Sky Italia, CCTV (China) Multichoice (South Africa), France Telecom, Globecast (Europe), Doordarshan (India) and others.

Scopus has offices in New Jersey-USA, Beijing-China, Mexico City-Mexico, Sao Paolo-Brazil, Mumbai-India, Moscow-Russia, Frankfurt-Germany, Singapore and corporate headquarters in Tel Aviv-Israel.

ABOUT GENESIS PARTNERS
----------------------
Genesis Partners is a leading Israeli venture capital firm providing hands-on assistance to communications and software companies. Established in 1997, Genesis fields an experienced team of technical, financial, operational and business development experts committed to nurturing emerging technology leaders. Managing over $360 million, Genesis works closely with several North American strategic partners, most notably CIBC. Key exits: AudioCodes, Butterfly, Clicksoftware, Fundtech and VCON.

ABOUT KOOR CORPORATE VENTURE CAPITAL
------------------------------------
Koor Corporate Venture Capital is the Venture Capital investment arm of Koor Industries (NYSE: KOR). Koor Industries, a leading Israeli investment holding company, was one of the co-founders of Scopus Network Technologies, and still holds a substantial stake in the company. Koor Industries telecom investments include telecom equipment manufacturers' ECI Telecom (NASDAQ:ECIL) and Telrad

Networks, and defense electronics manufacturer - the Elisra Group. Koor Corporate Venture Capital is invested in 12 young technology companies active in all areas of telecommunications including - telecom and wireless technology, enterprise software and semiconductors. Koor Corporate Venture Capital is also invested in 3 life science companies.


ABOUT PITANGO VENTURE CAPITAL
-----------------------------
Pitango Venture Capital, the leading venture capital firm in Israel, has been investing in technology entrepreneurs since 1993. With offices in Tel Aviv, Silicon Valley and London, Pitango currently manages several venture funds totaling over $700 million in committed capital invested in more than 85 companies in a diversified range of technology sectors. Pitango specializes in providing long-term support and value-added services to its portfolio companies, with a focus on seed to late-stage companies in communications, software and Internet infrastructure, semiconductors and LifeScience. More information about Pitango is available at www.pitango.com.